Other Matters to be Disclosed

KT to invest in SidusFNH

CEO Nam Joong Soo announced the investment of 51% of SidusFNH, in a KRW 28.0 billion deal during a press conference on September 7, 2005.

¢ Purpose

A.	This is a milestone for KT to enter into digital contents business from telecommunication.

B.	KT will be able to secure a large content pool to provide through its core convergence services, including IP media, DMB and WiBro.

C.	Through this acquisition, KT will strengthen its efforts for organic growth (via ARPU growth) as well as stronger retention efforts.

¢ Details

A.	Total investment amount : 28 billion won

- -	Paid-in capital increase by the third party to SidusFNH : KRW 23.0 billion Acquire old stock of Sidus Co.(listed parent company) : KRW 5 billion

B.	Post deal : KT will hold 51% stake in SidusFNH.

C.	The acquisition date is undecided, but we will update when the final decision is made

D.	The details and final decision of this investment will be finalized at the board of director’s meeting of both companies.

¢ Upcoming plans

A.	By acquiring distinctive and high-quality contents, KT will strengthen its own business capabilities, and, at the same time, group synergy through distribution channels.

? About SidusFNH

A.	SidusFNH is the leading film company with the audience share of 22%, the highest among Korean films in 2004

•	Major films : Memories of Murder, Attack the Gas Station, Kick the Moon, and Teacher Mr. Kim, etc.

B.	It incorporated into SidusFNH after merge between Sidus Pictures and FNH Pictures in June 2006.

C.	Current major shareholders

- -	Sidus Co. : 75% FNH Pictures and individual investors : 25%

KT Will Sustain its M/S of PCS Resals to 6.2% Until Year 2007

CEO Nam Joong Soo announced that KT will sustain its M/S of PCS resale to 6.2% until year 2007 during a press conference on September 7, 2005.

¢ Background

KT has recognized the overheated marketing competition among mobile operators after introduction of MNP; thus, KT will focus more on fulfilling customer’s need through fair competition.

¢ Details

KT will sustain its m/s of PCS resale to 6.2% until year 2007 end, excluding convergence products

•	Convergence products : Nespot-Swing, One-Phone, WiBro, DMB

•	KT will continuously promote convergence business in order to fulfill various customers’ needs, providing customer oriented services. In addition, KT understands the needs for both investment and growth in convergence business, which is the top priority in future telecommunication industry